Prestige Wealth Inc.

December 20, 2021

Via Edgar

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Prestige Wealth Inc.

Amendment No. 3 to

Draft Registration Statement on Form F-1

Submitted August 23, 2019

CIK No. 0001765850

Dear Ms. Long:

This letter is in response to the letter dated September 17, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Prestige Wealth Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Draft Amendment No. 4”) is being submitted confidentially to accompany this letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted August 23, 2019

Cover Page

1. Please revise to disclose the underwriter’s over-allotment option and state the amount of additional shares which the underwriter may purchase under this arrangement. Refer to Item 501(b)(2) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, we have revised the cover page to disclose that 375,000 additional shares, or 15% of the number of ordinary shares sold in this offering are registered as shares underlying the over-allotment option of the underwriters.

2. Your reference to a price range for the ordinary shares appears only with respect to disclosure about the underwriting discounts payable. Please confirm that you will clearly and prominently disclose a price or price range for the ordinary shares on the cover page of the prospectus.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Draft Amendment No. 4 to clearly and prominently disclose a price range for the ordinary shares.

Prospectus Summary

Our Wealth Management Services, page 1

3. We note you deleted disclosure from page 2 that your referral fees for policy renewals are generally at a lower fee percentage than fee rates for the initial origination of such policies, as well as the average and ranges of your referral fees in each instance. Please revise. Further disclose, if true, that you had more policy renewals but fewer initial originations of such policies in the six months ended March 31, 2019 as compared to the six months ended March 31, 2018, and that your referral fee revenue decreased by more than 93% as a result.

Response: In response to the Staff’s comment, we revised our disclosure on page 40 of Draft Amendment No. 4. As we updated throughout the Draft Amendment No.4 to include the information in the six months ended March 31, 2021 as compared to the six months ended March 31, 2020, we have not directly addressed the Staff’s comment on policy renewals and initial originations of policies in the six months ended March 31, 2019 as compared to the six months ended March 31, 2018.

4. Where you discuss the premiums for the insurance products purchased by your clients, please clarify, as suggested on page 64, that the amount of the premiums serves as the basis upon which your referral fees are determined.

Response: In response to the Staff’s comment, we revised our disclosure on page 82 of Draft Amendment No. 4.

Our Asset Management Services, page 3

5. We note your revisions that you started providing asset management related advisory services to two investment company clients and that advisory service fees from these clients generated 73% of your total revenues in the six months ended March 31, 2019. Please revise to disclose the material terms of these engagements, including but not limited to distinguishing between “one-off” and annual fees. Please also revise your Exhibit Index to include these agreements of explain why they are not required pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we revised our disclosure on pages 94 and 95 of Draft Amendment No. 4. Additionally, we have revised our Exhibit Index to include the following agreements as Exhibits 10.17 through Exhibit 10.21:

●	Form of Fund Formation Advisory Agreement;

●	Form of Advisory Agreement;

●	Form of Delegation Agreement by and between Prestige Global Asset Management Limited and Prestige Asset Management Limited;

●	Supplemental Deed to the Investment Management Agreement dated April 28, 2020, by and between Prestige Global Asset Management Limited and Shanghai BPS Investment Management Partnership, in respect of HYB-A Fund; and

●	Investment Management Agreement dated December 1, 2020, entered into by and between PGCI and PGAM, relating to Prestige Capital Markets Fund I L.P.

Business

Our Services

Wealth Management Services, page 61

6. We note that you deleted disclosure concerning the payment history of the product brokers that you work with who are obligated to pay you a referral fee pursuant to a referral service agreement. Please revise as of a recent date or tell us why this is not material information for investors given that the majority of your revenues for the fiscal year ended September 30, 2018 were generated from such fees, and your expectation that these fees will form the majority of your revenues for the fiscal year ended September 30, 2019.

Response: In response to the Staff’s comment, we revised the disclosure on page 85 of Draft Amendment No. 4.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Hongtao Shi
Name:	Hongtao Shi
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC